UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Revelation Biosciences, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
76135L101
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒Rule 13d-1(d)

CUSIP No. 76135L101
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AXA IM Prime Impact Master Fund I SCA SICAV-RAIF
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,958,984
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,958,984
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,958,984
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.32%
12.		TYPE OF REPORTING PERSON FI, PN

CUSIP No. 76135L101
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AXA IM Prime Impact GP S.à.r.l
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,958,984
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,958,984
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,958,984
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.32%
12.		TYPE OF REPORTING PERSON FI, PN

CUSIP No. 76135L101
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AXA Investment Managers Paris S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,958,984
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,958,984
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,958,984
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.32%
12.		TYPE OF REPORTING PERSON FI, IA

CUSIP No. 76135L101
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AXA Investment Managers UK Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,958,984
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,958,984
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,958,984
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.32%
12.		TYPE OF REPORTING PERSON FI, IA

CUSIP No. 76135L101
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AXA Investment Managers S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,958,984
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,958,984
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,958,984
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.32%
12.		TYPE OF REPORTING PERSON FI, HC

CUSIP No. 76135L101
1.		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) AXA S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,958,984
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,958,984
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,958,984
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.32%
12.		TYPE OF REPORTING PERSON FI, HC

ITEM 1(a).	NAME OF ISSUER: Revelation Biosciences, Inc. (the “Issuer”)
ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 4660 La Jolla Village Drive, Suite 100, San Diego, California 92122
ITEM 2(a).
 NAME OF PERSON FILING:

AXA IM Prime Impact Master Fund I SCA SICAV-RAIF
AXA IM Prime Impact GP S.à.r.l
AXA Investment Managers Paris S.A.
AXA Investment Managers UK Ltd.
AXA Investment Managers S.A.
AXA S.A.

ITEM 2(b).
ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the principal business office of AXA IM Prime Impact Master Fund I SCA SICAV-RAIF is 2-4, Rue Eugène Ruppert L - 2453 Luxembourg, Grand Duchy of Luxembourg. The address of the principal business office of AXA IM Prime Impact GP S.à.r.l is 2-4, Rue Eugène Ruppert L - 2453 Luxembourg, Grand Duchy of Luxembourg. The address of the principal business office of AXA Investment Managers UK Ltd. is 22 Bishopsgate, London EC2N 4BQ, United Kingdom.  The address of the principal business office of AXA Investment Managers Paris S.A. is 6 Place de la Pyramide, Tour Majunga La Defense 9, 92800 Puteaux, France.  The address of the principal business office of AXA Investment Managers S.A. is 6 Place de la Pyramide, Tour Majunga La Defense 9, 92800 Puteaux, France. The address of principal business office AXA S.A. is 25 avenue Matignon, 75008 Paris, France.

ITEM 2(c).
CITIZENSHIP:

The place of organization of AXA IM Prime Impact Master Fund I SCA SICAV-RAIF is Luxembourg. The place of organization of AXA IM Prime Impact GP S.à.r.l is Luxembourg. The place of organization of AXA Investment Managers Paris S.A. is France.  The place of organization of AXA Investment Managers UK Ltd. is the United Kingdom.  The place of organization of AXA Investment Managers S.A. is France. The place of organization of AXA S.A. is France.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.001 per share
ITEM 2(e).	CUSIP NUMBER: 76135L101
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A: Not Applicable
ITEM 4.
OWNERSHIP:

Items 5-11 of the cover pages are incorporated herein by reference.

By virtue of the fact that (i) the AXA IM Prime Impact Master Fund I SCA SICAV-RAIF (the “Fund”, duly represented by its general partner, AXA IM Prime Impact GP S.à.r.l, a Luxembourg private limited liability company acting as governing body of the Fund) owns the shares of Common Stock reported herein, (ii) the general partner of the Fund has appointed AXA Investment Managers Paris S.A. (“AIFM”) as the alternative investment fund manager of the Fund to undertake all functions required of an external alternative investment fund manager, (iii) the Fund, with the consent of AIFM and duly represented by its general partner, AXA IM Prime Impact GP S.à.r.l, has also entered into a delegated portfolio management agreement with AXA Investment Managers UK Ltd. (“AXA IM UK”) in order to appoint AXA IM UK to act as the portfolio manager of the Fund, (iv) AXA Investment Managers S.A. (“AXA IM SA”) is the sole shareholder of AIFM and AXA IM UK and (v) AXA S.A. is the controlling shareholder of AXA IM SA, these parties may all be deemed to have the power to vote and direct the disposition of the shares of Common Stock owned by the Fund.  These parties do not believe that they constitute a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, and they do not believe that they are otherwise required to attribute to each other the beneficial ownership of the securities reported in this Schedule 13G held by them or by any persons or entities for whom or for which AIFM or AXA IM UK provides investment management services.  Each of these parties also disclaims beneficial ownership of these securities except to the extent of that filer’s pecuniary interest therein.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable
ITEM 6.
OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

See Item 4.  The Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the class of securities reported herein.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON: See Items 3 and 4.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable
ITEM 10.
CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of February 14th 2022
24.1	Power of Attorney, dated as of October 15th 2022, executed by AXA S.A.
24.2	Power of Attorney, dated as of February 09th 2023, executed by AXA Investment Managers S.A.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 14, 2023

AXA IM Prime Impact Master Fund I SCA SICAV-RAIF, duly represented by its general partner, AXA IM Prime Impact GP S.à.r.l

By: /s/ Mirko Dietz
      Name: Mirko Dietz
      Title: Board Member, AXA IM Prime Impact GP S.à.r.l

By: /s/ Paul Guillaume
     Name: Paul Guillaume
     Title: Board Member, AXA IM Prime Impact GP S.à.r.l

AXA IM Prime Impact GP S.à.r.l

By: /s/ Mirko Dietz
      Name: Mirko Dietz
      Title: Board Member, AXA IM Prime Impact GP S.à.r.l

By: /s/ Paul Guillaume
     Name: Paul Guillaume
     Title: Board Member, AXA IM Prime Impact GP S.à.r.l

AXA Investment Managers Paris S.A. By: /s/ Enguerran Six Name: Enguerran Six Title: Chief Compliance Officer
AXA Investment Managers UK Ltd. By: /s/ Terrance Turner Name: Terrance Turner Title: Chief Compliance Officer
AXA Investment Managers S.A. By: /s/ Anthony Gilsoul Name: Anthony Gilsoul Title: Attorney-in-fact
AXA S.A. By: /s/ Anthony Gilsoul Name: Anthony Gilsoul Title: Attorney-in-fact

EXHIBIT 99.1
Joint Filing Agreement
In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Revelation Biosciences, Inc., and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
Dated:  February 14, 2023

AXA IM Prime Impact Master Fund I SCA SICAV-RAIF, duly represented by its general partner, AXA IM Prime Impact GP S.à.r.l

By: /s/ Mirko Dietz
      Name: Mirko Dietz
      Title: Board Member, AXA IM Prime Impact GP S.à.r.l

By: /s/ Paul Guillaume
     Name: Paul Guillaume
     Title: Board Member, AXA IM Prime Impact GP S.à.r.l

AXA IM Prime Impact GP S.à.r.l

By: /s/ Mirko Dietz
      Name: Mirko Dietz
      Title: Board Member, AXA IM Prime Impact GP S.à.r.l

By: /s/ Paul Guillaume
     Name: Paul Guillaume
     Title: Board Member, AXA IM Prime Impact GP S.à.r.l

AXA Investment Managers Paris S.A. By: /s/ Enguerran Six Name: Enguerran Six Title: Chief Compliance Officer
AXA Investment Managers UK Ltd. By: /s/ Terrance Turner Name: Terrance Turner Title: Chief Compliance Officer
AXA Investment Managers S.A. By: /s/ Anthony Gilsoul Name: Anthony Gilsoul Title: Attorney-in-fact
AXA S.A. By: /s/ Anthony Gilsoul Name: Anthony Gilsoul Title: Attorney-in-fact

EXHIBIT 24.1

Power of attorney

The undersigned AXA S.A., a corporation duly organized under the laws of France (the “Company”), does hereby make, constitute and appoint each of Anthony Gilsoul, Victoria Warmé, Rena Kam, Isaac Eade and Monique Diaz acting severally, as its true and lawful attorneys-in-fact, for the purpose of, from time to time, executing in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively, “documents”) determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, Including without limitation Forms 3, 4, 5, Schedules 13D, 13F, 13G and 13H and any amendments to any of the foregoing as may be required to be filed with the U.S. Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental, regulatory authority or other person, and giving and granting to each such attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person’s execution, delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing by the Company, or, in respect of any attorney-in-fact named herein, until such person ceases to be an employee of the Company or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 15th October 2020.

AXA SA
By: /s/ Ian Johnson
Name: Ian Johnson
Title: AXA Group Chief Compliance Officer

EXHIBIT 24.2

Power of attorney

The undersigned AXA Investment Managers S.A, a corporation duly organized under the laws of France (the “Company”), does hereby make, constitute and appoint each of Anthony Gilsoul, Mireille Kahindo, Rena Kam, Isaac Eade and Monique Diaz acting severally, as its true and lawful attorneys-in-fact, for the purpose of, from time to time, executing in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively, “documents”) determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, Including without limitation Forms 3, 4, 5, Schedules 13D, 13F, 13G and 13H and any amendments to any of the foregoing as may be required to be filed with the U.S. Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental, regulatory authority or other person, and giving and granting to each such attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person’s execution, delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing by the Company, or, in respect of any attorney-in-fact named herein, until such person ceases to be an employee of the Company or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 09th February 2023.

AXA Investment Managers S.A.
By: /s/ Jean-Christophe Menioux
Name: Jean-Christophe Menioux
Title: General Secretary, Chief Financial Officer